   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 28, 2000 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
                                      of
                              Balance Bar Company
                                      at
                             $19.40 Net Per Share
                                      by
                             BB Acquisition, Inc.
                         a wholly owned subsidiary of
                               Kraft Foods, Inc.

   BB Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Kraft Foods, Inc., a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Balance Bar Company, a Delaware corporation (the "Company"), at a price of $19.40 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary, and D.F. King & Co., Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
           TIME, ON FEBRUARY 25, 2000, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, the satisfaction or waiver of certain conditions, including (1) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer a number of Shares which, together with the Shares then owned by Parent or the Purchaser, represents more than 50% of the Shares outstanding (the "Minimum Condition") and (2) the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to the satisfaction of certain other conditions. See Section 17 of the Offer to Purchase.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 21, 2000 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The purpose of the Offer is for Parent, through the Purchaser, to acquire a majority voting interest in the Company as the first step in a business combination. The Merger Agreement provides that, among other things, the Purchaser will make the Offer and that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which shall be cancelled, and other than Shares which are held by shareholders, if any, who properly exercise their appraisal rights under the DGCL) will be cancelled and converted into the right to receive $19.40 in cash, or any higher price that is paid in the Offer (less any required withholding taxes), without interest thereon.

   Certain shareholders of the Company have entered into Support Agreements pursuant to which such shareholders have agreed, among other things, to tender pursuant to the Offer, and not to withdraw, all of their Shares, which together represent approximately 54% of all outstanding Shares (approximately 51% on a fully-diluted basis). The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are fair to and in the best interests of the Company and its shareholders. The Board of Directors of the Company recommends that the Company's shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting such payment to tendering shareholders. Under no circumstances will interest on the purchase price of Shares be paid by the Purchaser because of any delay in making any payment. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal.

   If any of the conditions set forth in the Offer to Purchase that relate to the Purchaser's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on February 25, 2000 (or any other time then set as the Expiration Date), the Purchaser may, subject to the Merger Agreement as described below, elect to, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission, accept for payment all Shares so tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. The term "Expiration Date" means 12:00 Midnight, New York City time, on February 25, 2000, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser shall expire. The Purchaser does not expect to make a subsequent offering period available following the Expiration Date pursuant to Rule 14d-11 of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), although it reserves the right to do so in its sole discretion.

   Subject to the terms and conditions set forth in the Offer to Purchase and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion,
(i) to extend the period during which the Offer is open or (ii) to amend the Offer in any other respect by giving oral or written notice of such extension or amendment to the Depositary and by making a public announcement of such extension or amendment. Except to the extent required by the Merger Agreement, there can be no assurance that the Purchaser will exercise its right to extend or amend the Offer. Any extension of the period during which the Offer is open and will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares.

   Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after March 27, 2000. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such shares are registered if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in the sole discretion, and its determination will be final and binding on all parties.

   The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a shareholder who receives cash in exchange for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such shareholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gain is 20%, and the deductibility of capital losses is subject to limitations. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5 of the Offer to Purchase. The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of

Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

   The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

   Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                             D.F. King & Co., Inc.
                          77 Water Street, 20th Floor
                           New York, New York 10005

                Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 549-6650

                     The Dealer Manager for the Offer is:

                          Credit Suisse First Boston

                             Eleven Madison Avenue
                         New York, New York 10010-3629
                        Call Toll Free: (800) 646-4543

                               January 28, 2000

                          Offer To Purchase For Cash
                    All Outstanding Shares of Common Stock
                                      of
                              Balance Bar Company
                                      at
                             $19.40 Net Per Share
                                      by
                             BB Acquisition, Inc.
                         a wholly owned subsidiary of
                               Kraft Foods, Inc.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, FEBRUARY 25, 2000, UNLESS THE OFFER IS EXTENDED.


   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF BALANCE BAR COMPANY (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES OWNED BY KRAFT FOODS, INC. ("PARENT") OR BB ACQUISITION, INC. ("PURCHASER") REPRESENTS MORE THAN 50% OF THE SHARES OUTSTANDING AND (II) THE EXPIRATION OR TERMINATION OF ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, BEFORE THE EXPIRATION DATE OF THE OFFER. THE OFFER IS ALSO SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SEE SECTION 17--"CERTAIN CONDITIONS OF THE OFFER."

   THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE AGREEMENT AND PLAN OF MERGER DATED AS OF JANUARY 21, 2000 AMONG PARENT, PURCHASER AND THE COMPANY, THE OFFER AND THE MERGER, AND DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

   CERTAIN SHAREHOLDERS OF THE COMPANY HAVE ENTERED INTO SUPPORT AGREEMENTS PURSUANT TO WHICH SUCH SHAREHOLDERS HAVE AGREED, AMONG OTHER THINGS, TO TENDER PURSUANT TO THE OFFER, AND NOT TO WITHDRAW, ALL OF THEIR SHARES, WHICH TOGETHER REPRESENT APPROXIMATELY 54% OF ALL OUTSTANDING SHARES (APPROXIMATELY 51% ON A FULLY-DILUTED BASIS).

                                   IMPORTANT

   Any shareholder of the Company wishing to tender Shares in the Offer must
(1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in
Section 3 or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such person if such shareholder wishes to tender such Shares.

   Any shareholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3-- "Procedures for Accepting the Offer and Tendering Shares."

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank and trust companies or other nominee.

                     The Dealer Manager for the Offer is:
[CREDIT SUISSEX LOGO]
January 28, 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SUMMARY TERM SHEET........................................................   1

INTRODUCTION..............................................................   5

THE TENDER OFFER..........................................................   7

   1. Terms of the Offer..................................................   7

   2. Acceptance for Payment and Payment for Shares.......................   8

   3. Procedures for Accepting the Offer and Tendering Shares.............   9

   4. Withdrawal Rights...................................................  12

   5. Certain United States Federal Income Tax Considerations.............  12

   6. Price Range of Shares; Dividends....................................  13

   7. Certain Information Concerning the Company..........................  14

   8. Selected Financial Information......................................  14

   9. Certain Information Concerning Parent and Purchaser.................  16

  10. Source and Amount of Funds..........................................  17

  11. Background of the Offer; Past Contacts or Negotiations with the
   Company................................................................  17

  12. The Merger Agreement; Other Arrangements............................  19

  13. Purpose of the Offer; Plans for the Company.........................  25

  14. Certain Effects of the Offer........................................  27

  15. Dividends and Distributions.........................................  28

  16. Extension of Tender Period; Termination; Amendment..................  28

  17. Certain Conditions of the Offer.....................................  29

  18. Certain Legal Matters; Regulatory Approvals.........................  30

  19. Appraisal Rights....................................................  32

  20. Fees and Expenses...................................................  32

  21. Miscellaneous.......................................................  33

SCHEDULE I

  Directors and Executive Officers of Parent, Purchaser, Philip Morris
   Companies Inc. and Parent's Designees..................................  34

                              SUMMARY TERM SHEET

   BB Acquisition, Inc. is offering to purchase all of the outstanding common stock of Balance Bar Company for $19.40 per share in cash. The following are some of the questions you, as a shareholder of Balance Bar Company, may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

 .WHO IS OFFERING TO BUY MY SECURITIES?

   Our name is BB Acquisition, Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of Balance Bar Company. We are a wholly owned subsidiary of Kraft Foods, Inc., a Delaware corporation. Kraft Foods, Inc. is a wholly owned subsidiary of Philip Morris Companies Inc., a Virginia corporation. See the "Introduction" to this Offer to Purchase.

 .WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

   We are seeking to purchase all of the outstanding common stock of Balance Bar Company. See the "Introduction" to this Offer to Purchase.

 .HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

   We are offering to pay $19.40 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

 .DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

   Kraft Foods, Inc. will be provided with approximately $268 million, by its parent company, Philip Morris Companies Inc., which will be used to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement among Balance Bar Company, BB Acquisition, Inc. and Kraft Foods, Inc. We anticipate that all of these funds will be obtained from the existing resources and internally generated funds of Philip Morris Companies Inc. See
Section 10--"Source and Amount of Funds" of this Offer to Purchase.

 .IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

   The form of payment consists solely of cash. We have arranged for all of our funding to come from the existing resources and internally generated funds of Philip Morris Companies Inc. Therefore, we do not think our financial condition is relevant to your decision whether to tender in the offer. See
Section 10--"Source and Amount of Funds" of this Offer to Purchase.

 .HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

   You will have at least until 12:00 midnight, New York City time, on February 25, 2000, assuming commencement on January 28, to decide whether to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1--"Terms of the Offer" of this Offer to Purchase.

 .CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

   Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

  --we can extend the offer for up to 10 business days after April 30, 2000, if as of that date at least 90% of the outstanding shares have not been tendered; and

  --we will extend the offer, without the approval of Balance Bar Company, if on a scheduled expiration date any of the conditions to our offer are not satisfied but are capable of being satisfied, however, we are not required to extend the offer beyond April 30, 2000; and

  --we may extend the initial expiration date of the offer to include a subsequent offering period any time after April 30, 2000. A subsequent offering period, if one is included, will be an additional opportunity for shareholders to tender their shares and receive the offer consideration following the expiration of the offer. However, we do not currently intend to include a subsequent offering period although we reserve the right to do so.

   See Section 1--"Terms of the Offer" of this Offer to Purchase.

 .HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

   If we extend the offer, we will inform American Stock Transfer & Trust Company (which is the depositary for the offer) of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1--"Terms of the Offer" of this Offer to Purchase.

 .WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

  --We are not obligated to purchase any shares which are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer, together with the shares then owned by us and Kraft Foods, Inc., represents more than 50% of the shares of Balance Bar Company outstanding. We may, however, decide to purchase all shares tendered, even though such number may be 50% or less of the outstanding shares, in our sole discretion.

  --We are not obligated to purchase shares which are validly tendered if, among other things, there is a material adverse change in Balance Bar Company or its business or if the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976 has not expired or been waived before we accept the shares which have been validly tendered.

   See Section 17--"Certain Conditions of the Offer" of this Offer to
Purchase.

 .HOW DO I TENDER MY SHARES?

   To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depositary Trust Company. If you cannot get any document or instrument that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3--"Procedure for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

 .UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

   You can withdraw shares at any time until the offer has expired and, if we have not by March 27, 2000, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period discussed in Section 1, if one is included. See Section 4--"Withdrawal Rights" of this Offer to Purchase.

 .HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

   To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4--"Withdrawal Rights" of this Offer to Purchase.

 .WHAT DOES THE BALANCE BAR COMPANY BOARD OF DIRECTORS THINK OF THE OFFER?

   We are making the offer pursuant to an agreement and plan of merger among us, Kraft Foods, Inc. and Balance Bar Company, which has been approved unanimously by the Balance Bar Company board of directors. Balance Bar Company approved the merger agreement, our tender offer and the proposed merger of us with and into Balance Bar Company, with Balance Bar Company as the surviving corporation and a wholly owned subsidiary of Kraft Foods, Inc. The Balance Bar Company board of directors has determined that the offer and the merger are fair to, and in the best interests of the shareholders of Balance Bar Company. The Balance Bar Company board of directors recommends that you tender your shares in the offer. See the "Introduction" to this Offer to Purchase.

 .HAVE ANY SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

   Yes. Shareholders who own shares representing approximately 54% of the outstanding common stock of Balance Bar Company (approximately 51% after taking into consideration unexercised shares and other securities convertible into common stock) have agreed to tender their shares in the offer.

 .IF A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL BALANCE BAR COMPANY CONTINUE AS A PUBLIC COMPANY?

   No. If the merger takes place, Balance Bar Company no longer will be publicly owned. Even if the merger does not take place, if we purchase all the tendered shares, there may be so few remaining shareholders and publicly held shares that Balance Bar Company common stock will no longer be eligible to be traded through the Nasdaq National Market or on a securities exchange, there may not be a public trading market for Balance Bar Company stock, and Balance Bar Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 14--"Certain Effects of the Offer" of this Offer to Purchase.

 .WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE BALANCE BAR COMPANY SHARES ARE NOT TENDERED IN THE OFFER?

   Yes. If we accept for payment and pay for at least a majority of the outstanding shares of Balance Bar Company, BB Acquisition, Inc. will be merged with and into Balance Bar Company. If that merger takes place, Kraft Foods, Inc. will own all of the shares of Balance Bar Company and all remaining shareholders of Balance Bar Company (other than Kraft Foods, Inc.) will receive $19.40 per share in cash (or any other higher price per share which is paid in the offer). See the "Introduction" to this Offer to Purchase.

 .IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

   If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the merger does not take place, the number of shareholders and of shares of Balance Bar Company which are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Balance Bar Company common stock. Also, as described above, Balance Bar Company may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the "Introduction" and Section 14--"Certain Effects of the Offer" of this Offer to Purchase.

 .WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

   On January 20, 2000, the last trading day before we announced the tender offer and the possible subsequent merger, the last sale price of Balance Bar Company common stock reported on the Nasdaq National Market was $14.13 per share. Between December 31, 1999 and January 20, 2000, the price of a share of Balance Bar Company common stock ranged between $14.94 and $11.88. We advise you to obtain a recent quotation for shares of Balance Bar Company common stock in deciding whether to tender your shares. See Section 6--"Price Range of Shares; Dividends" of this Offer to Purchase.

 .WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

   You can call D.F. King & Co., Inc. at (800) 628-8510 (toll free) or Credit Suisse First Boston Corporation at (800) 646-4543 (toll free). D.F. King & Co., Inc. is acting as the information agent and Credit Suisse First Boston Corporation is acting as the dealer manager for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of Balance Bar Company:

                                 INTRODUCTION

   BB Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Kraft Foods, Inc. ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Balance Bar Company (the "Company") at a price of $19.40 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 21, 2000 (the "Merger Agreement") among the Company, Purchaser and Parent. The Merger Agreement provides that Purchaser will be merged with and into the Company (the "Merger") as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Following the Merger, the Company will continue as the surviving corporation (the "Surviving Company"), wholly owned by Parent, and the separate corporate existence of Purchaser will cease. Pursuant to the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than Shares which are held by shareholders, if any, who properly exercise their appraisal rights under the Delaware General Corporation Law (the "DGCL")), shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in Section 12--"The Merger Agreement; Other Arrangements," which also contains a discussion of the treatment of stock options.

   Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of Credit Suisse First Boston Corporation, as dealer manager ("Credit Suisse First Boston" or the "Dealer Manager"), American Stock Transfer & Trust Company, as depositary (the "Depositary"), and D.F. King & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 20--"Fees and Expenses."

   The Board of Directors of the Company (the "Company Board") has unanimously approved the Merger Agreement, the Offer and the Merger, and determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. The Company Board recommends that the Company's shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

   Salomon Smith Barney Inc., financial advisor to the Company ("Salomon Smith Barney"), has delivered to the Company Board a written opinion dated January 21, 2000, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $19.40 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair from a financial point of view to such holders (other than Parent and its affiliates). The full text of Salomon Smith Barney's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") under the Securities Exchange Act of 1934 (the "Exchange Act"), which is being mailed to shareholders concurrently herewith. Shareholders are urged to read the full text of such opinion carefully in its entirety.

   The Offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer a number of Shares which, together with the Shares then owned by Parent or Purchaser, represents more than 50% of the outstanding Shares (the "Minimum Condition") and (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), before the expiration date of the Offer. The Offer is also subject to the satisfaction of certain other conditions. See Section 17--"Certain Conditions of the Offer."

   Pursuant to the Merger Agreement, the Company, as of the close of business on January 21, 2000, there were outstanding 12,646,276 Shares. Neither Parent, Purchaser nor any person listed on Schedule I hereto beneficially owns any Shares. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 6,323,139 Shares are validly tendered and not withdrawn prior to the expiration date of the Offer.

   Each of Thomas R. Davidson, James A. Wolfe and Richard G. Lamb have entered into Support Agreements with the Parent dated as of January 21, 2000 (the "Support Agreements") relating to an aggregate of 6,999,718 Shares (approximately 54% of the outstanding Shares and approximately 51% on a fully diluted basis) over which Messrs. Davidson, Wolfe and Lamb have represented to Parent that they have voting and dispositive power. Pursuant to the Support Agreements, among other things, Messrs. Davidson, Wolfe and Lamb have agreed to tender all such Shares pursuant to the Offer and not withdraw such Shares as long as the Support Agreements remain in effect. The Support Agreements are subject to limited termination provisions. See Section 11--"The Merger Agreement; Other Arrangements--The Support Agreements." As a result of the Support Agreements, Parent and Purchaser expect the Minimum Condition to be satisfied at the Expiration Date.

   The Merger Agreement provides that upon the acceptance for payment of Shares pursuant to the Offer, Parent shall be entitled to designate at least such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (1) the total number of directors on the Company Board and (2) the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding, and the Company will, upon request of Parent, take all actions necessary to cause Parent's designees to be so elected including, if necessary, seeking the resignations of one or more existing directors; provided, however, that before the Effective Time, the Company Board will always have at least two directors who are neither officers, directors, shareholders or designees of Parent or any of its affiliates. See Section 12-- "The Merger Agreement; Other Arrangements."

   The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by a majority of the shareholders of the Company. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement. Parent and Purchaser have agreed to vote their Shares in favor of the Merger. See Section 12--"The Merger Agreement; Other Arrangements."

   This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

                               THE TENDER OFFER

1. Terms of the Offer

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4--"Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on February 25, 2000, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

   Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission")), at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. See Section 4-- "Withdrawal Rights."

   Notwithstanding the foregoing, Purchaser cannot, without the Company's consent, extend the Offer beyond April 30, 2000, except that Parent can extend the Offer for up to 10 business days if, as of such date, there have not been tendered at least 90% of the outstanding Shares. In addition, if at any scheduled expiration date any of the conditions of the Offer has not been satisfied or waived by Parent, but are capable of being satisfied, Parent will from time to time extend the Offer until such conditions are satisfied or waived, provided that Parent will not be required to extend the Offer beyond April 30, 2000. Subject to the foregoing restrictions, Parent has the right (but is not obligated), in its sole discretion, to extend the period during which the Offer is open by giving oral or written notices of extension to the depositary in such offer and by making a public announcement of such extension.

   Neither Purchaser nor Parent will, without the prior consent of the Company, decrease the Offer Price or the number of Shares sought pursuant to the Offer, or otherwise amend or add any term or condition of or to the Offer, except as otherwise expressly permitted in or contemplated by the Merger Agreement. The Company will not unreasonably withhold consent to a change in the Expiration Date. Purchaser can waive any other condition to the Offer in its discretion.

   Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

   If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4--"Withdrawal Rights." However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer, unless such bidder elects to offer a subsequent offering period (a "Subsequent

Offering Period") under Rule 14d-11 under the Exchange Act and pays for Shares tendered during the Subsequent Offering Period in accordance with that section, and by the terms of the Merger Agreement, which require that Purchaser pay for Shares that are tendered pursuant to the Offer as soon as permitted after the Offer.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders.

   Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, include a Subsequent Offering Period following the expiration of the Offer on the Expiration Date. Rule 14d-11 provides that Purchaser may include a Subsequent Offering Period so long as, among other things, (1) the Offer remains open for a minimum of 20 business days and has expired, (2) the Offer is for all outstanding Shares, (3) Purchaser accepts and promptly pays for all Shares tendered during the Offer, (4) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (5) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period, and (6) Purchaser pays the Offer Price for all Shares tendered in the Subsequent Offering Period. Purchaser will be able to include a Subsequent Offering Period if it satisfies the conditions above. In a public release, the Securities and Exchange Commission (the "Commission") expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

   A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which shareholders may tender Shares not tendered into the Offer. Purchaser does not currently intend to include a Subsequent Offering Period in the Offer, although it reserves the right to do so in its sole discretion.

   Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to shareholders tendering Shares in the Offer or in a Subsequent Offering Period, if one is included.

   The Company has provided Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. Acceptance for Payment and Payment for Shares

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the

Expiration Date. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable laws, including, without limitation, the HSR Act. See Section 18--"Certain Legal Matters; Regulatory Approvals."

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment.

   Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares," (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (3) any other documents required under the Letter of Transmittal.

   If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

   Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

   Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (2) the tendering shareholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, which are the subject of such

Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

   Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Signature Guarantees. No signature guarantee is required on the Letter of Transmittal where Shares are tendered (1) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or
(2) for the account of a firm which is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder's Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

     (1) such tender is made by or through an Eligible Institution;

     (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

     (3) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

   In all cases, Shares shall not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

   Notwithstanding any other provision of this Offer to Purchase, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that (1) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (2) the tender of such Shares complies with Rule 14e-4 and (3) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal.

Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

   To prevent backup withholding of United States federal income tax with respect to payment of the purchase price of Shares purchased pursuant to the Offer, each shareholder must provide the Depositary with such shareholder's correct taxpayer identification number or social security number and certify that such shareholder is not subject to backup federal income tax withholding by completing the substitute Form W-9 in the Letter of Transmittal. If backup federal income tax withholding applies to a shareholder, the Depositary is required to withhold 31% of any payments made to such shareholder. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

   Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 27, 2000 (or such later date as may apply if the Offer is extended). If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

   All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3--"Procedures for Accepting the Offer and Tendering Shares."

   No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1--"Terms of the Offer."

5. Certain United States Federal Income Tax Considerations.

   The receipt of cash pursuant to the Offer or the Merger will constitute a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also constitute a taxable transaction under applicable state, local, foreign and other tax laws. As a result, a tendering shareholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received by the shareholder pursuant to the Offer or the Merger and such shareholder's aggregate adjusted tax basis in the Shares tendered and purchased pursuant to the Offer or the Merger. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or the Merger. If tendered Shares are held by a tendering shareholder as capital assets (within the meaning of Section 1221 of the Code), any gain or loss recognized by the tendering shareholder will constitute capital gain or loss, and will constitute long-term capital gain or loss if the tendering shareholder held the underlying Shares for more than 12 months as of the date of disposition.

   A shareholder that tenders Shares may be subject to backup withholding unless the shareholder provides its taxpayer identification number and certifies that such number is correct or properly certifies that it is awaiting a taxpayer identification number, or unless an exemption applies. A shareholder who does not furnish its taxpayer identification number may be subject to a penalty imposed by the Internal Revenue Service. See Section 3-- "Procedures for Accepting the Offer and Tendering the Shares."

   If backup withholding applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an appropriate income tax return.

   The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or to shareholders who perfect their appraisal rights under the DGCL or with respect to holders of Shares who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, dealers in securities, tax-exempt organizations and financial institutions, and may not apply to a holder of Shares in light of such holder's individual circumstances.

   The summary of tax consequences set forth above is for general information only and is based on the law as currently in effect. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

6. Price Range of Shares; Dividends.

   The Shares began trading on the Nasdaq National Market under the symbol "BBAR" on June 2, 1998. The following table sets forth, for the periods indicated, the high and low sale prices per Share. Share prices are as reported on the Nasdaq National Market based on published financial sources. To date, the Company has paid no dividends on the Shares.

                                                                 Common Stock
                                                                ---------------
                                                                 High     Low
                                                                ------- -------
      Fiscal Year 1998:
        Second Quarter (beginning June 2)...................... $14 3/4 $10 3/4
        Third Quarter..........................................  17 3/4   7 1/4
        Fourth Quarter.........................................  13 1/4   7 1/2
      Fiscal Year 1999:
        First Quarter..........................................  12 1/8   8 1/4
        Second Quarter.........................................   7 3/4   4 7/8
        Third Quarter..........................................   7 1/2   5 3/8
        Fourth Quarter.........................................    15     5 5/8
      Fiscal Year 2000:
        First Quarter (through January 27).....................  19 1/4  11 7/8

   Pursuant to the Merger Agreement, the Company has represented to Parent that, on January 21, 2000, there were 21,646,276 outstanding Shares.

   On January 20, 2000, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the Nasdaq National Market was $14.13 per Share. On January 27, 2000, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq National Market, was $19.19 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning the Company.

   General. The Company is a Delaware corporation with its principal offices located at 1015 Mark Avenue, Carpenteria, California 93013. The telephone number of the Company is (805) 566-0234. According to the Company's Form 10-K for the fiscal year ended December 31, 1998, the Company develops and markets branded natural food and beverage products in convenient, good-tasting, balanced nutritional formulations. The Company's product lines are targeted to a broad consumer base in the health food and beverage market. The Company markets its products to consumers for a wide variety of uses, included snacking, meal replacement, fitness, weight management and diabetic nutrition. The Company sells its products in natural foods, mass merchandise, club, grocery, convenience, sports and drug stores.

   The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material should also be available for inspection at the offices of Nasdaq National Market Operations, 1735 K Street, N.W., Washington D.C. 20006.

8. Selected Financial Information.

   The following selected consolidated financial data relating to the Company has been taken or derived from the audited financial statements contained in the Company's annual reports on Form 10-K for the years ended December 31, 1998 and 1997 and the unaudited operating results provided to Parent for the year ended December 31, 1999. More comprehensive financial information is included in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents and all of the financial statements and notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth above.

                              BALANCE BAR COMPANY
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except ratio and per share data)

                                                     Year Ended December 31,
                                                   ----------------------------
                                                      1999      1998     1997
                                                   ----------- -------  -------
                                                   (unaudited)
Income Statement Data:
Sales.............................................  $100,855   $81,656  $39,634
Gross Profit......................................    50,872    39,334   19,833
Net Income........................................     7,455     5,112    1,660
Basic Earnings Per Share..........................      0.63      0.48     0.18
Diluted Earnings Per Share........................      0.58      0.41     0.15
Ratio of Earnings to Fixed Charges................       151x       41x      44x

                                                          December 31,
                                                   ----------------------------
                                                      1999      1998     1997
                                                   ----------- -------  -------
                                                   (unaudited)
Balance Sheet Data:
Current Assets....................................    30,682    25,846    9,438
Total Assets......................................    35,511    26,981   10,796
Current Liabilities...............................     7,493     7,054    6,464
Long-Term Debt, net...............................       --        --       228
Book Value Per Share..............................      2.37      1.76     0.44

   Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although neither Purchaser nor Parent have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser or Parent.

   Certain Projections. The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Parent's review of the transactions contemplated by the Offer and the Merger, the Company has provided Parent with certain projected financial information concerning the Company. Such information included, among other things, the Company's projections of consolidated sales, gross profit, income before income taxes, net income and diluted earnings per share for the Company for the years 2000 through 2002. Set forth below is a summary of such projections. These projections should be read together with the financial statements of the Company referred to herein.

                                                       Year Ended December 31,
                                                      --------------------------
                                                        2000     2001     2002
                                                      -------- -------- --------
                                                        (in thousands, except
                                                             share data)
      Sales.......................................... $147,531 $199,035 $261,638
      Gross Profit...................................   72,601   96,258  125,665
      Income Before Income taxes.....................   17,780   23,524   30,307
      Net Income.....................................   10,490   13,644   17,578
      Diluted Earnings Per Share.....................     0.80     1.03     1.32

   It is the understanding of Parent and Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Parent and Purchaser. The projections do not purport to present operations in accordance with generally accepted accounting principles and the Company's independent auditors have not examined or compiled the projections presented herein, and accordingly assume no responsibility for them. These forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. The Company has advised Purchaser and Parent that its internal financial forecasts (upon which the projections provided to Parent and Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions, and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Parent and Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for the Company, all of which are difficult to predict, many of which are beyond the Company's control and none of which were subject to approval by Parent or Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. The inclusion of information the projections herein should not be regarded as an indication that any of Parent, Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, Purchaser, the Company or any of their respective affiliates or representatives has made, or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. It is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those projected.

9. Certain Information Concerning Parent and Purchaser.

   General. Parent is a Delaware corporation with its principal offices located at Three Lakes Drive, Northfield, Illinois 60093. The telephone number of Parent is (847) 646-2000. Parent is the largest processor and marketer of retail packaged foods in the United States. A wide variety of cheese, processed meat products, coffee and grocery products are manufactured and marketed in the United States and Canada by Parent.

   Purchaser is a Delaware corporation with its principal offices located at Three Lakes Drive, Northfield, Illinois 60093. The telephone number of Purchaser is (847) 646-2000. Purchaser is a wholly owned subsidiary of Parent. Purchaser was organized on January 18, 2000 and has not carried on any activities other than in connection with the Merger Agreement.

   Philip Morris Companies Inc. is a Virginia corporation with its principal offices located at 120 Park Avenue, New York, New York 10017. The telephone number of Philip Morris Companies Inc. is (917) 663-5000. Philip Morris Companies Inc. is a holding company whose principal wholly-owned subsidiaries, Philip Morris Incorporated, Philip Morris International Inc., Kraft Foods, Inc., and Miller Brewing Company, are engaged in the manufacture and sale of various consumer products. A wholly owned subsidiary of the Company, Philip Morris Capital Corporation, engages in various financing and investment activities. Philip Morris Companies Inc. is the largest consumer packaged goods company in the world. Philip Morris Incorporated is the largest cigarette company in the United States.

   The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Philip Morris Companies Inc., Parent and Purchaser and certain other information are set forth in Schedule I hereto.

   Except as described in this Offer to Purchase, (1) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

   Except as provided in the Merger Agreement, the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in
Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

   Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I have, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities, laws, or a finding of any violation of federal or state securities laws.

10. Source and Amount of Funds.

   The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $268 million. Purchaser will obtain such funds from Parent. Parent will obtain such funds from Philip Morris Companies Inc., its parent company. Philip Morris Companies Inc. will obtain such funds from internally generated funds.

11. Background of the Offer; Past Contacts or Negotiations with the Company.

   On September 24, 1999, the Company had discussions with representatives of Parent's European division to investigate the possibility of entering into a business relationship.

   In early October 1999, William J. Eichar, Vice President Mergers & Acquisitions of the Parent, called James A. Wolfe, the President and Chief Executive Officer of the Company, to express Parent's potential interest in exploring a business relationship with the Company.

   On October 28, 1999, at the invitation of Mr. Wolfe, representatives of the Company and Parent, including Mr. Wolfe, Mr. Eichar, and Ms. Elizabeth Smith, the Director of Strategy of Parent's Beverages and Desserts Division, met at the Company's headquarters in Carpinteria, California to discuss the parties' respective businesses.

   On November 1, 1999, Mr. Eichar received a call from a representative of Salomon Smith Barney, the Company's financial advisor, notifying him that the Company had commenced a process to solicit third party indications of interest in the possible acquisition of the Company.

   On November 2, 1999, Parent and Company entered into a confidentiality agreement and Parent subsequently received an offering memorandum and related materials about the Company.

   As requested in the Company's bid sale process instructions, Parent submitted a preliminary, non-binding indication of interest on November 17, 1999. On November 30, 1999, representatives of Parent attended a management presentation by the Company held in Chicago, Illinois. In December 1999 and early January 2000, representatives of Parent conducted a due diligence investigation of the Company.

   On January 12, 2000, Parent submitted a bid which stated that it was prepared to make a cash tender offer for all outstanding Shares at $18.95 per Share, subject to expeditious completion of due diligence, confirmation of mutually acceptable employment terms and conditions with certain members of the Company's senior management, execution of the Support Agreements and other customary conditions.

   On January 13, 2000, a representative of Salomon Smith Barney called Mr. Eichar and a representative of Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), Parent's financial advisor, to clarify certain issues relating to Parent's proposal. In the morning of January 14, 2000, the Salomon Smith Barney representative again called Credit Suisse First Boston to discuss further the terms of Parent's January 12 bid. Credit Suisse First Boston was informed that the Company's Board was scheduled to meet that afternoon and would consider any revision to Parent's proposal made prior to that time. Credit Suisse First Boston indicated that it would discuss the situation with Parent immediately and report to Salomon Smith Barney prior to the Board Meeting. Following discussion with Parent, Credit Suisse First Boston, at Parent's direction, informed Salomon Smith Barney that Parent was prepared to increase the amount of its January 12 bid to $19.45 per Share, subject to the understanding that the Company would have a certain projected level of cash at the time of the closing of the Merger, and that Parent would, before commencing negotiations, receive assurances that the Principal Stockholders would sign the Support Agreements substantially in the form described herein and that appropriate employment arrangements with senior officers could be negotiated. Following receipt of such assurances from the Company, O'Melveny & Myers then forwarded to Parent's counsel revised drafts of the Merger Agreement and related documents.

   Commencing on January 15 to January 19, representatives of Parent and the Company met in Los Angeles to negotiate a definitive merger agreement and other ancillary agreements (including the Support Agreements). During such period and thereafter, representatives of Parent and the Company also met to complete remaining due diligence.

   By January 20, all due diligence issues were addressed in a manner acceptable to Parent, and Parent proceeded to conclude negotiations with the Company based on the proposed terms of the transaction as of January 20.

   During final review of the Merger Agreement, on the evening of January 20, representatives of the Company and Parent discussed cash expenditures to be made by the Company prior to consummation of the Merger that would reduce the Company's projected net cash as of the projected closing date position by approximately $0.05 per Share versus previous assumptions used to calculate the $19.45 per Share proposal. As a result of this anticipated cash reduction, the Company and Parent agreed to adjust the per Share price to $19.40 per Share.

   On January 20 the Board of Directors of the Company met to review and approve the Offer, the Merger, the Merger Agreement and the Support Agreements. Following such meeting, Parent, the Purchaser and the Company agreed to execute and deliver the Merger Agreement on January 21, and the Stockholders and Parent and the Purchaser agreed to execute and deliver the Support Agreements on January 21. All such agreements were executed and delivered on January 21. Also on January 21, 2000, an Organizational Transition Plan providing for, among other things, employment arrangements with employees of the Company was signed by the Company, Parent and Messrs. Wolfe, Thomas Flahie, Richard Lamb and Thomas Davidson. Thereafter the Company and Parent issued a joint press release announcing the transaction.

   On January 28, 2000, in accordance with the Merger Agreement, Parent commenced the Offer.

12. The Merger Agreement; Other Arrangements.

The Merger Agreement

   The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act with the Commission in connection with the Offer (the "Schedule TO"). The summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein.

   The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described in Section 17-- "Certain Conditions of the Offer." Pursuant to the Merger Agreement, without the consent of the Company, Parent may not extend the Offer beyond April 30, 2000, except for a 10 day extension if at least 90% of the Shares have not been tendered and can also elect a Subsequent Offering Period following acceptance of Shares for purchase to the extent permitted by Rule 14d-11 of the Exchange Act. In addition, if at any scheduled expiration date the conditions of the Offer have not been satisfied or waived by Parent, but are capable of being satisfied, Parent will from time to time extend the Offer until such conditions are satisfied or waived, provided that Purchaser is not required to extend the Offer beyond April 30, 2000. Subject to the foregoing restrictions, Parent has the right (but is not obligated), in its sole discretion, to extend the period during which the Offer is open by giving oral or written notices of extension to the depositary in such offer by making a public announcement of such extension.

   Neither Parent nor Purchaser will, without the prior consent of the Company, decrease the Offer Price or the number of Shares sought pursuant to the Offer, or otherwise amend or add any term or condition of or to the Offer, except as otherwise expressly permitted in or contemplated by the Merger Agreement. The Company will not unreasonably withhold consent to a change in the expiration date of the Offer. Parent can waive any other condition to the Offer in its discretion.

   For information concerning directors of the Company prior to consummation of the Merger, see Section 13--"Purpose of the Offer; Plans for the Company."

   Directors. The Merger Agreement provides that effective upon the acceptance for payment of Shares, Parent shall be entitled to designate at least such number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding and the Company will, upon request of Parent promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that before the Effective Time, the Board will always have at least two members who are neither officers, directors, shareholders or designees of Parent or any of its affiliates (the "Parent Insiders"). Following the election or appointment of the Parent's designees and before the Effective Time, any amendment or termination of the Merger Agreement by the Company, or any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are not Parent Insiders, if such amendment termination, extension, waiver or action would have an adverse effect on the minority shareholders of the Company.

   Equity Derivatives. As of the Effective Time, the outstanding options to purchase Shares, warrants, calls, and other rights to acquire Shares, including securities convertible into or exchangeable for Shares (collectively, "Equity Derivatives"), will be canceled, redeemed or repurchased by the Company, and each holder of Equity Derivatives will receive the aggregate Merger Consideration that such holder would have received pursuant to this Offer if the holder had tendered the Shares underlying such Equity Derivatives, less the aggregate exercise or purchase price of such underlying Shares (subject to any applicable withholding tax).

   The Merger. The Merger Agreement provides that as soon as practicable after the satisfaction or waiver of each of the conditions to the Merger set forth therein, Purchaser will be merged with and into the Company. Following the Merger, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Company, wholly owned by Parent.

   If required by the DGCL, the Company shall call and hold a meeting of its shareholders (the "Company Shareholders' Meeting") promptly following consummation of the Offer for the purpose of voting upon the approval of the Merger Agreement. At any such meeting all outstanding Shares then owned by Parent or Purchaser or any subsidiary of Parent shall be voted in favor of approval of the Merger.

   Pursuant to the Merger Agreement, each Share outstanding immediately before the Effective Time (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than Shares which are held by shareholders, if any, who properly exercise their appraisal rights under the
DGCL) will be converted into the right to receive the Merger Consideration except as described below. Shareholders who perfect their right to appraisal of their Shares under the DGCL shall be entitled to the amounts determined pursuant to such proceedings. See Section 13--"Purpose of the Offer; Plans for the Company."

   Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to its corporate existence and power, capitalization, corporate authorizations, subsidiaries, Commission filings, financial statements, absence of certain changes (including any material adverse effect in the business, assets, operations, conditions (financial or otherwise), results of operations, properties, earnings, customer and supplier relations (including co-packers), or contractual rights considered as a whole, or employee or sales representative relations, considered as a whole, that would be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement) on the Company), absence of undisclosed liabilities, government authorizations, absence of litigation, compliance with laws, employee matters, labor matters, certain contracts, taxes, intellectual property, brokers, the opinion of the Company's financial advisor, noncontravention, title to properties, insurance, affiliated transactions, required shareholder vote and state takeover laws.

   Company Covenants. The Merger Agreement contains various customary covenants of the parties thereto. A description of certain of these covenants follows:

   Conduct of Business. Prior to the Effective Time, except as otherwise set forth in the Merger Agreement or the Disclosure Schedule thereto, or approved by Parent, the Company will:

     (1) conduct its business in the ordinary course and such that, as of the Effective Time, the closing conditions set forth in the Merger Agreement will be met;

     (2) use commercially reasonable efforts to (a) maintain, preserve and renew all customer and supplier relationships, material contracts, licenses, authorizations and permits necessary to the conduct of its business, (b) retain key employees, (c) preserve the goodwill of its business and (d) otherwise satisfy its contractual obligations;

     (3) continue its insurance policies in full force;

     (4) pay and discharge all taxes and material claims (unless contested in good faith) and refrain from making any material tax election;

     (5) comply with (a) all other obligations the Company has or incurs pursuant to material contracts, as such obligations become due (unless contested in good faith) and (b) all applicable laws;

     (6) not engage in an extraordinary corporate transaction;

     (7) not (a) incur indebtedness other than under the Company's existing credit line, (b) make any loans, advances or capital contributions to, or investments in, any person or entity, subject to limited exceptions, (c) enter into, terminate or amend any material contract other than in accordance with past practice or (d) make any capital expenditure in excess of $250,000 that is not currently budgeted;

     (8) not amend its certificate of incorporation or bylaws;

     (9) not (a) authorize, issue or provide for the issuance of capital stock or Equity Derivatives, (b) enter into any contract with respect to the purchase or voting of capital stock or Equity Derivatives, (c) adjust, split, combine, reclassify or amend any material term of the Shares or (d) make any other change in its capital structure;

     (10) not declare, set aside or pay dividends or purchase or redeem any capital stock or Equity Derivative;

     (11) maintain its accounting policies in accordance with past practice and generally accepted accounting principles;

     (12) not settle or compromise any suit or claim for an amount which would exceed $1 million; and

     (13) not take any action or fail to take action that would result in a breach of any representation or warranty in the Merger Agreement.

   No Solicitation. The Company will not directly or indirectly (1) solicit, initiate or encourage any Acquisition Proposal, (2) engage in negotiations or substantive discussions concerning, provide any non-public information to any third party relating to, or take any other actions to facilitate an Acquisition Proposal or (3) enter into any agreement relating to an Acquisition Proposal. The term "Acquisition Proposal" is defined in the Merger Agreement to mean any inquiry or proposal that constitutes or would reasonably be expected to lead to a proposal or offer for a merger or certain other extraordinary transactions. The foregoing will not prohibit the Company from complying with Rule 14e-2 under the Exchange Act.

   Notwithstanding the foregoing, the Company may furnish, at any time before the closing of the Offer, non-public information to, or enter discussions with respect to any unsolicited bona fide written proposal for an Acquisition Proposal, but only to the extent (1) the Company Board determines after consultation with counsel that doing so is required by its fiduciary duties and, (2)(a) the Acquisition Proposal identifies a price or range of values and
(b) the Acquisition Proposal constitutes a Superior Proposal and (3) before taking action on such Acquisition Proposal the Company receives an executed confidentiality and standstill agreement no less favorable to the Company than the agreement executed by Parent. The term "Superior Proposal" means an Acquisition Proposal that is reasonably capable of being completed on substantially the terms proposed and would result in greater value to shareholders than the transaction contemplated by the Merger Agreement.

   The Company has agreed to notify Purchaser promptly, and in any event within 24 hours, after receiving an Acquisition Proposal.

   Parent Covenants, Indemnification and Insurance. The Merger Agreement provides that after the Effective Time, Parent will cause the Surviving Company to indemnify and hold harmless each present and former director and officer of the Company from liabilities for acts or omissions occurring at or prior to the Effective Time to the fullest extent required under applicable law and the Company's certificate of incorporation and bylaws. In addition, the Merger Agreement provides that for six years after the Effective Time, the Surviving Company will maintain directors' and officers' liability insurance covering those persons who are currently covered by the Company's existing directors' and officers' liability insurance policy on terms substantially no less advantageous to such persons than such existing insurance provided that the Surviving Company will not be obligated to pay more than 200% of the current annual premiums.

   Employees, Employee Benefits. The Merger Agreement contains certain covenants relating to the treatment of employees of the Company after consummation of the Offer. Parent (1) intends to cause the Surviving Company to provide benefits to employees of the Surviving Company that are no less favorable than those in effect on the date of the Merger Agreement; (2) will honor all legally imposed obligations relating to employment matters; (3) will pay 1999 annual bonuses under the Company's 1999 Bonus plan; and (4) will recognize time served with the Company for determination of eligibility and vesting under benefit plans of the Surviving Company (but not for level or accrual of benefits).

   Conditions to the Merger. The obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Effective Time:

      (1) if required by the DGCL, the approval of the Merger Agreement by the shareholders of the Company in accordance with such law; and

      (2) the absence of any injunction, order, statute, regulation, rule order or judgment that shall prohibit consummation of the Merger.

   In addition, the obligations of Parent and Purchaser to consummate the Merger are further subject to the satisfaction of following conditions at or prior to the Effective Time:

     (1) performance by the Company in all material respects of the covenants and agreements set forth in the Merger Agreement;

     (2) the truth and correctness in all material respects of the representations and warranties of the Company set forth in the Merger Agreement;

     (3) the absence of a material adverse change in the condition (financial or otherwise), results of operations, business, prospects or contractual rights of the Company, except for such changes resulting from compliance with the Merger Agreement or the Offer;

     (4) the absence of any action commenced after completion of the Offer deemed likely to succeed, that seeks an injunction, restraining order or other order to prohibit, restrain, invalidate or set aside consummation of the Merger or would have, if successful, a Material Adverse Effect (as defined in the Merger Agreement) on the Company;

     (5) the absence of any condition or event that has resulted in, or would reasonably be expected to result in a Material Adverse Effect;

     (6) the Company shall have obtained all material consents, waivers, approvals, authorizations or waivers;

     (7) the Company shall have taken all action for the cancellation, redemption or repurchase of Equity Derivatives; and

     (8) delivery by the Company of an officer's certificate as to the Company's satisfaction of the foregoing conditions.

   The obligations of the Company to consummate the Merger are further subject to the satisfaction of the following conditions at or prior to the Effective
Time:

     (1) performance by the Parent and Purchaser in all material respects of the covenants and agreements set forth in the Merger Agreement;

     (2) the truth and correctness in all material respects of the representations and warranties of Purchaser and Parent set forth in the Merger Agreement; and

     (3) delivery by Purchaser and Parent of an officer's certificate as to their satisfaction of the foregoing conditions.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

     (1) by consent of Purchaser, Parent and the Company;

     (2) by either Parent or the Company if there has been any material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party, which breach will cause any condition to the obligation of the terminating party to consummate the Merger not to be satisfied, and the same is not cured within five days after notice to the party in breach;

     (3) by either Parent or the Company, if the Merger shall not have been consummated by June 30, 2000 (provided that the right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has caused or resulted in the failure of the Merger to occur on or before such date);

     (4) by either Parent or the Company, if any governmental entity prohibits the transaction by final, nonappealable order, decree or ruling;

     (5) by the Company before closing of the Offer, upon notice to Parent, if the Company Board withdraws or adversely modifies its approval or recommendation of the Merger Agreement, or Merger, or the Company executes an agreement relating to a Superior Proposal, and is not in violation of the nonsolicitation provisions of the Merger Agreement;

     (6) by Parent, upon notice to the Company, if the Company Board has failed to recommend or withdrawn or modified or publicly announced an intention to take any one of the foregoing actions in a manner materially adverse to Parent or the Company Board approves, recommends or enters into any Acquisition Proposal or publicly announces its intention to do so;

     (7) by Parent, if another person or group acquires beneficial ownership of more than 50% of the Shares;

     (8) by Parent, if it is not in breach of the Merger Agreement and, as a result of the failure of the conditions to the Offer, as described in
  Section 17 of this Offer to Purchase, has: (a) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (b) terminated the Offer without purchasing Shares or (c) failed to accept payment for the Shares before April 30, 2000, which date may be extended upon certain events;

     (9) by Parent, if the Offer terminates due to the failure of the Minimum Condition;

     (10) by Parent, if the shareholders of the Company fail to approve the Merger and the Merger Agreement;

     (11) by Parent, if the Company or any of its affiliates materially and knowingly breach the nonsolicitation covenants; and

     (12) by the Company, if the Company is not in material breach under the Merger Agreement, and Parent has: (a) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (b) terminated the Offer without purchasing Shares or (c) failed to accept for payment Shares pursuant to the Offer before April 30, 2000, which date may be extended upon certain events.

   If the Merger Agreement is terminated, it will become void and there will be no liability on the part of the Company, Parent or Purchaser, except for obligations regarding confidentiality and press releases and certain fees and expenses payable pursuant to the Merger Agreement (see "Fees and Expenses"), provided, however, that no such termination shall relieve any party from liability for any willful breach of the Merger Agreement.

   Fees and Expenses. Except as otherwise specified in the following sentence, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense.

   If this Agreement is terminated as set forth below, the Company will within two business days of such termination pay to Parent, by wire transfer in immediately available funds, a fee of $5 million (the "Termination Fee") and an amount (not to exceed $1 million) to reimburse Parent for its documented out of pocket expenses incurred in connection with the Transactions (the "Expense Payment"). The Termination Fee and Expense Payment apply where the Merger Agreement is terminated:

     (1) as a result of the Company's intentional and willful breach;

     (2) as a result of (a) the Company Board failing to recommend or withdrawing or modifying in a manner materially adverse to the Parent, its approval or recommendation as to the Merger Agreement, the Offer or the Merger as a result of an Acquisition Proposal or a Superior Proposal or (b) termination of the Merger Agreement by the Company Board concurrently with the execution of an Acquisition Agreement in connection with a Superior Proposal in the manner permitted by the terms of the Merger Agreement;

     (3) As a result of the acquisition by another person or group of beneficial ownership of Shares representing more than 50% of the Shares;

     (4) as a result of any of the following in the event that the Minimum Condition is not satisfied and either an Acquisition Proposal has been publicly announced or the Company Board has failed to recommend or has withdrawn, or modified in a manner materially adverse to the Parent, approval or recommendation by the Company Board of this Agreement, the Offer or the Merger:

       (a) failure of any of the conditions to the Offer, as described in
    Section 17 of this Offer to Purchase has resulted in Parent's failure to commence the Offer within the time required by Regulation 14D under the Exchange Act, termination of the Offer without purchasing Shares pursuant to the Offer, or failure to accept payment for the Shares pursuant to the Offer before April 30, 2000, subject to extension in certain events.

       (b) failure of the Offer due to the failure of the Minimum
    Condition; or

       (c) failure of the shareholders of the Company to approve the Merger and the Merger Agreement; or

     (5) as a result of a material and knowing breach by the Company or any of its affiliates of the non-solicitation covenants contained in the Merger Agreement.

   Notwithstanding the foregoing, the Company will within two business days of termination pay only the Expense Payment to Parent by wire transfer in immediately available funds if the Merger Agreement is terminated by the Company's material breach (where such breach is neither intentional nor wilful). The Company will pay Parent the Termination Fee and the Expense Payment if within one year of termination by Parent due to failure of the conditions to the Offer described in Section 17 of this Offer to Purchase an Acquisition Agreement that would constitute an Acquisition Proposal is entered into or consummated.

   Amendments and Waivers. Any provision of the Merger Agreement may be amended or waived at any time; provided, however, that after adoption of the Merger Agreement by the shareholders of the Company, no amendment may be made which decreases the Offer Price or in any other way materially and adversely affects the rights of such shareholders (other than termination in accordance with its terms) without the approval of such shareholders.

The Support Agreements.

   The following is a summary of the material provisions of the Support Agreements, the form of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the form of Support Agreement, which is deemed incorporated herein by reference. On January 21, 2000, Parent entered into Support Agreements with each of Thomas R. Davidson, James A. Wolfe, Richard G. Lamb and any entities controlled by Messrs. Davidson, Wolfe and Lamb (collectively, the "Sellers"), with respect to the 6,999,718 Shares owned by the Sellers representing approximately 54% of the outstanding Shares (approximately 51% on a fully-diluted basis) (the "Tender Shares"). Pursuant to the Support Agreements the Sellers agreed to tender and not withdraw their shares (or cause the record owner of such shares to validly tender), pursuant to and in accordance with the terms of the Offer, as soon as practicable after commencement of the Offer but in no event later than five business days after the date of commencement of the Offer. The Sellers further agreed that, until the Expiration Date (defined below), at any meeting of the shareholders of the Company (or in any written consent in lieu thereof), they will each:

     (1) vote the Tender Shares in favor of the Merger;

     (2) vote the Tender Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and

     (3) vote the Tender Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

   With respect to each Support Agreement, the term "Expiration Date" means the first to occur of

     (1) the Effective Time,

     (2) termination or withdrawal of the Offer by Parent or Purchaser, and

     (3) written notice of termination of the Support Agreement by Parent to Seller.

   In order to facilitate the commitment of the Sellers provided above, each Seller granted to Parent an irrevocable proxy to vote all Tender Shares with respect to all matters on which the Tender Shares are entitled to vote at all times from the execution of the Support Agreement through the Expiration Date.

   Each Seller agreed that, except as contemplated by the Support Agreement, he shall not:

     (1) transfer or consent to any transfer of, any or all of the Tender Shares or any interest therein;

     (2) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Tender Shares or any interest therein;

     (3) grant any proxy, power-of-attorney or other authorization in or with respect to the Tender Shares;

     (4) deposit the Tender Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Tender Shares; or

     (5) take any other action that would in any way restrict, limit or interfere with the performance of Seller's obligations under the Support Agreement or the transactions contemplated hereby or by the Merger Agreement or which would make any representation or warranty of Seller under the Support Agreement untrue or incorrect; provided that Seller may transfer the Tender Shares to one or more affiliates or one or more members of Seller's immediate family, or a trust, the sole beneficiaries of which are members of Seller's immediate family, if any such transferee agrees in writing (in form and substance reasonably satisfactory to Purchaser) to be bound by the terms of the Support Agreement.

   Each Seller agreed that during the term of their Support Agreement, he will comply with the non-solicitation provisions of Sections 6.6(a)-(c) and 6.6.1 of the Merger Agreement as though such provisions by their terms applied to Seller and his affiliates and advisors.

   Pursuant to the Support Agreements each Seller waived any rights of appraisal or rights to dissent from the Merger that he may have. The Support Agreements contained customary representations and warranties of the Sellers including representations relating to title and ownership of the Tender Shares, power to enter into the Support Agreement and noncontravention.

   Organizational Transition Plan. Representatives of Parent have discussed with senior management of the Company their continued employment with the Company. On January 21, 2000, Parent agreed to employment terms with certain officers of the Company. These employment terms are discussed more fully in the Organizational Transition Plan, which was filed as Exhibit 19 to the Parent's Schedule TO, dated January 28, 2000, and is incorporated by reference herein.

13. Purpose of the Offer; Plans for the Company

   Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

   The Company Board has approved the Merger and adopted the Merger Agreement. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company's shareholders for approval at a shareholder's meeting convened for that purpose in accordance with Delaware Law. If shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

   If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement at the shareholders' meeting without the affirmative vote of any other shareholder. If Purchaser acquires at least 90% of the Shares pursuant to the Offer, the Merger may be consummated without a shareholders' meeting and without the approval of the Company's shareholders. The Merger Agreement provides that Purchaser will be merged into the Company and that the certificate of incorporation and bylaws of Purchaser will be the certificate of incorporation and bylaws of the Surviving Company following the Merger provided that, at the Effective Time, such certificate of incorporation shall be amended to provide that the name of the corporation shall be "Balance Bar Company."

   Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, shareholders of the Company may have the right to dissent and demand appraisal of their Shares under the DGCL. Dissenting shareholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

   In addition, several decisions by Delaware courts have held that, in certain circumstances a controlling shareholder of a company involved in a merger has a fiduciary duty to other shareholders which requires that the merger be fair to such other shareholders. In determining whether a merger is fair to minority shareholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the shareholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority shareholders in a cash-out merger is the right to appraisal described above, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

   Plans for the Company. Pursuant to the terms of the Merger Agreement, effective upon the acceptance for payment of Shares pursuant to the Offer, Parent currently intends to seek maximum representation on the Company Board, subject to the Company's right to maintain through the Effective Time at least two directors who are not officers or affiliates of Purchaser, Parent or any of their respective subsidiaries. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

   In connection with its consideration of the Offer, Purchaser and Parent have made a preliminary review of various potential business strategies that they intend to pursue in the event that Purchaser acquires control of the Company. Such strategies are expected to include a significant expansion of the sales of the existing products as well as the launch of new products currently under development. In addition, the Parent will explore potential reporting relationships, including alignment of activities of the Company with the Parent's Beverages and Desserts Division.

   Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans that would relate to or result in an extraordinary corporate transaction involving the Company or any of their respective subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company Board or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

14. Certain Effects of the Offer

   Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

   Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the Nasdaq National Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the Nasdaq National Market, the market for the Shares could be adversely affected. According to the Nasdaq's National Market's published guidelines, the Shares would not be eligible for continued listing if, among other things, the number of Shares publicly held falls below 750,000, the number of beneficial holders of Shares falls below 400 (round lot holders) or the aggregate market value of such publicly-held Shares does not exceed $5 million. If the Shares were no longer eligible for inclusion in the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the public float was less than 500,000 Shares, or there were fewer than 300 shareholders (round lot holders) in total, or the market value of public float was less than $1 million. If the Shares are no longer eligible for inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below, and other factors.

   Margin Regulations. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

   Exchange Act Registration. The Shares are currently registered under
Section 12(g) of the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities

Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for inclusion on the Nasdaq National Market. Parent and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

15. Dividends and Distributions.

   The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior approval of Parent, the Company will not declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any capital stock or Equity Derivatives.

16. Extension of Tender Period; Termination; Amendment.

   Purchaser cannot, without the Company's consent, extend the Offer beyond April 30, 2000, except that Purchaser can extend the Offer for up to ten business days if, as of such date, there have not been tendered at least ninety percent of the outstanding Shares. In addition, if at any scheduled expiration date any of the conditions of the Offer have not been satisfied or waived by Purchaser, but are capable of being satisfied, Purchaser will from time to time extend the Offer until such conditions are satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond April 30, 2000. Subject to the foregoing restrictions, Purchaser has the right (but is not obligated), in its sole discretion, to extend the period during which the Offer is open by giving oral or written notices of extension to the depositary in such offer and by making a public announcement of such extension.

   Neither Purchaser nor Parent will, without the prior consent of the Company, decrease the Offer Price or the number of Shares sought pursuant to the Offer, or otherwise amend or add any term or condition of or to the Offer, except as otherwise expressly permitted in or contemplated by the Merger Agreement. The Company will not unreasonably withhold consent to a change in the Expiration Date of the Offer. Purchaser can waive any other condition to the Offer in its discretion.

   If, with the Company's consent, Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow the Company's shareholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

   Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 17--"Certain Conditions to the Offer" shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or, except as described above, to terminate the Offer and not accept for payment or pay for Shares.

   If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 4--"Withdrawal Rights." The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

   Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

17. Certain Conditions of the Offer.

   Notwithstanding any other provision of the Offer, Parent and Purchaser will not be required to accept for payment of or pay for any Shares tendered pursuant to the Offer and may, subject to the terms of the Merger Agreement, terminate the Offer, because:

     (1) the Minimum Condition has not been satisfied or waived pursuant to the Merger Agreement by the scheduled expiration date;

     (2) any applicable waiting period under the HSR Act has not expired or been terminated before the expiration of the Offer;

     (3) there shall have occurred, and continued to exist, (i) a declaration of a general banking moratorium or any general suspension of payments in respect of banks in the United States, (ii) a commencement of war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iii) any limitation by any Governmental Entity on, or any other event which materially and adversely affects, the extension of credit by banks or other lending institutions in the United States, or (iv) in the case of any of the foregoing clauses (i) through (iii) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (but in each case, other than any occurrence, acceleration or worsening which does not (A) have a Material Adverse Effect on the Company or (B) have a Material Adverse Effect on the ability of Purchaser to acquire the Shares);

     (4) at any time on or after the date of the Merger Agreement, and before the expiration of the Offer, any of the following conditions exist:

       (a) the Company has breached, or failed to comply with, any of its obligations under the Merger Agreement where such breach or failure to comply would have a Material Adverse Effect on the Company; or

        (b) any representation or warranty of the Company in the Merger Agreement that is qualified as to materiality was incorrect when made or has since ceased to be true and correct or any representation or warranty that is not so qualified was incorrect in any material respect when made or has since ceased to be true and correct in all material respects (in each case, except for such representations and warranties made as of a specific date, which must be true and correct as of such date); and

       (c) which breach in either clause (a) or (b) has not been cured before the earlier of (A) fifteen days following notice of such breach and (B) two business days before the date on which the Offer expires;

     (5) there has been any Action (as defined in the Merger Agreement) commenced by or before any federal, state or local court or Government Entity (as defined in the Merger Agreement) or other regulatory body, or threatened by any court or federal, state or local Government Entity, that has a reasonable likelihood of success and that, if decided adversely to the Company, would reasonably be expected to have a Material Adverse Effect on the Company or, if decided adversely to Parent, would have the effect of:

       (a) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger or otherwise, illegal, or resulting in a material delay in the ability of Parent or Purchaser to accept for payment or pay for some or all of the Shares,

       (b) seeking to prohibit Parent's or Purchaser's ownership or operation of all or any material portion of the Company's business or assets, or to compel Parent or Purchaser to dispose of or hold separately all or any material portion of the Company's or Parent's business or assets,

       (c) otherwise preventing consummation of the Offer or the Merger,

       (d) imposing limitations on the ability of Parent or Purchaser effectively (A) to acquire, hold or operate the business of the Company taken as a whole or (B) to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the shareholders of the Company, which, in either case, would effect a material diminution in the value of the Company or the Shares or Parent's or Purchaser's control of the Company;

     (6) the Agreement has been terminated in accordance with its terms, or Parent or Purchaser has reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer;

     (7) any Person or Group, other than Parent, Purchaser or any of their affiliates, has (i) become the beneficial owner of 50% or more of the outstanding Shares or (ii) entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Proposal; or

     (8) the Company's Board has publicly (including by amendment of its Schedule 14D-9) withdrawn or adversely modified its recommendation of acceptance of the Offer or has resolved to do so or publicly stated its intention to do so.

   Except as expressly set forth in the Merger Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition and, subject to the terms of the Merger Agreement, may be waived by Parent or Purchaser in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser.

18. Certain Legal Matters; Regulatory Approvals.

   General. Purchaser is not aware of any material pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes", such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 17--"Certain Conditions of the Offer."

   State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger or any other business combination between Purchaser or any of its affiliates and the Company, and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

   In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent Regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

   If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 16--"Extension of Tender Period; Termination; Amendment" and Section 17--"Certain Conditions of the Offer."

   Antitrust in the United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about January 28, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

   A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the applicable 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act. See Section 17--"Certain Conditions of the Offer." Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4-- "Withdrawal Rights." If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 16--"Extension of Tender Period; Termination; Amendment" and Section 17--"Certain Conditions of the Offer."

   The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust Grounds will not be made, or if such a challenge is made, what the result will be. See Section 17--"Certain Conditions of the Offer", including conditions with respect to litigation and certain governmental actions and Section 12-- "The Merger Agreement; Other Arrangements" for certain termination rights.

19. Appraisal Rights.

   If the Merger is consummated, shareholders of the Company may have the right to dissent and demand appraisal of their Shares under the DGCL. See
Section 13--"Purpose of the Offer; Plans for the Company." Under Delaware Law, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

20. Fees and Expenses.

   Credit Suisse First Boston is acting as the Dealer Manager in connection with the Offer and as financial advisor to Philip Morris Management Corp., an affiliate of Parent, in connection with Parent's proposed acquisition of the Company. Credit Suisse First Boston will receive reasonable and customary compensation for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Parent and Purchaser have agreed to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

   Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

   The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

   None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

21. Miscellaneous.

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Company Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the Commission (but not the regional offices of the Commission) in the manner set forth under Section 7-- "Certain Information Concerning the Company" above.

                                          BB Acquisition, Inc.

January 28, 2000

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            PARENT AND THE PURCHASER

1. Directors and Executive Officers of Parent.

   The name, business address, business phone number, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent are set forth below. All directors and executive officers listed below are citizens of the United States.

                                      Present Principal Occupation or
 Name, Age and Business                Employment; Material Positions
        Address                       Held During the Past Five Years
 ----------------------               -------------------------------
Robert A. Eckert........ Director, President & Chief Executive Officer (10/23/97
 Kraft Foods, Inc.        to present); Group Vice President, Kraft Foods North
 Three Lakes Drive        America (7/29/96 to 10/22/97); President, Oscar Mayer
 Northfield, IL 60093     (8/23/93 to 7/28/96).

Betsy D. Holden......... Executive Vice President Kraft Foods North America;
 Kraft Foods, Inc.        (12/14/98 to present); Executive Vice President Kraft
 One Kraft Court          Cheese (11/17/97 to 12/13/98); Executive Vice President
 Glenview, IL 60025       & General Manager Kraft Cheese (7/10/95 to 11/16/97);
                          President Pizza (1/1/95 to 7/9/95); President
                          Tombstone/Jack's Pizza (1/1/94 to 12/31/94).

Calvin J. Collier....... Director, Senior Vice President, General
 Kraft Foods, Inc.        Counsel/Corporate Affairs & Secretary (1/1/95 to
 Three Lakes Drive        present).
 Northfield, IL 60093

Roger K. Deromedi....... Director; President & Chief Executive Officer Kraft Foods
 Kraft Foods Inc.         International (4/99 to Present); Group Vice President
 800 Westchester Avenue   Kraft Foods International & President Asia Pacific
 Rye Brook, NY 10573      (12/98 to 4/99); President Western Europe (12/95 to
                          1/98); Executive Vice President & Area Director
                          France/Iberia/Benelux (1/95 to 12/95).

Edward J. Moy........... Director; Senior Vice President & General Counsel Kraft
                          Foods International (12/99 to Present); Senior Vice
                          President, General Counsel & Corporate Affairs Kraft
                          Foods International (7/98 to 12/99); Senior Vice
                          President & General Counsel Kraft Foods International
                          (8/95 to 4/98); Vice President, Chief Legal Counsel
                          (5/89 to 8/95).

James P. Dollive........ Senior Vice President Finance & Information Systems
 Kraft Foods, Inc.        (8/1/98 to present); Vice President Finance & Strategy
 Three Lakes Drive        (5/1/97 to 7/31/98); Senior Vice President Strategy,
 Northfield, IL 60093     Kraft Food North America (7/29/96 to 4/30/97); Vice
                          President Financial Planning & Analysis (1/1/95 to
                          7/28/96); Vice President Finance/Systems (3/6/94 to
                          1/1/95).

Terry M. Faulk.......... Senior Vice President, Human Resources (1/1/95 to
 Kraft Foods, Inc         present; 2/14/94 to 1/1/95).
 Three Lakes Drive
 Northfield, IL 60093

Lance A. Friedmann...... Senior Vice President, Marketing Services (9/1/99 to
 Kraft Foods, Inc.        present); Vice President Marketing/Strategy &
 Three Lakes Drive        Development (5/27/97 to 8/31/99); Vice President
 Northfield, IL 60093     Marketing Information Services (4/1/96 to 5/26/97);
                          Business Director--Dinners (1/1/95 to 3/31/96).

                                      Present Principal Occupation or
 Name, Age and Business                Employment; Material Positions
        Address                       Held During the Past Five Years
 ----------------------               -------------------------------
Lawrence J. Gundrum..... Senior Vice President, Operations (6/17/96 to present);
 Kraft Foods, Inc.        Senior Vice President, Logistics (3/13/95 to 6/16/96);
 Three Lakes Drive        Executive Vice President/General Manager Customer
 Northfield, IL 60093     Service (6/20/94 to 3/12/95).

Alene M. Korby.......... Senior Vice President, Procurement (9/1/99 to present);
 Kraft Foods, Inc.        Vice President Purchasing (2/23/98 to 8/31/99); Vice
 Three Lakes Drive        President Operations--Dinners (3/25/96 to 2/22/98); Vice
 Northfield, IL 60093     President Manufacturing/Food Service Co-Packing (10/9/95
                          to 3/24/96); Director Food Service Co-Packing (1/16/95
                          to 10/8/95).

David G. Owens.......... Senior Vice President Strategy Kraft Foods North America
 Kraft Foods, Inc.        (8/1/97 to present); Vice President Business Planning
 Three Lakes Drive        (1/1/97 to 7/31/97); Founder, President (Owens Strategy
 Northfield, IL 60093     Group, Inc.) (7/1/85 to 12/31/96).

Phillip F. Pellegrino... Senior Vice President Sales & Customer Service (2/13/95
 Kraft Foods, Inc.        to present); Executive Vice President Catalog Sales
 Three Lakes Drive        Management; (5/16/94 to 2/12/95); Vice President KUSA
 Northfield, IL 60093     Field Sales (1/1/94 to 5/15/94).

John Ruff............... Senior Vice President, R&D and Quality (12/26/99 to
 Kraft Foods, Inc.        present); Senior Vice President, Kraft Food North
 Three Lakes Drive        America Technology (10/7/96 to 12/27/97); Senior Vice
 Northfield, IL 60093     President Food International Technology & Scientific
                          Research (8/31/95 to 10/6/96).

Todd C. Brown........... Executive Vice President & President Kraft Food Services
 Kraft Foods, Inc.        (4/20/98 to present); Executive Vice President & General
 One Kraft Court          Manager Desserts & Snacks (8/26/96 to 4/19/98); Vice
 Glenview, IL 60025       President & General Manager--Pollio Cheese (2/28/94 to
                          8/25/96).

Ann M. Fudge............ Executive Vice President Kraft Foods North America &
 Kraft Foods, Inc.        President Maxwell House and Post (12/28/97 to present);
 555 S. Broadway          Executive Vice President Kraft Foods North America--
 Tarrytown, NY 10591      President Coffee/Cereals (9/9/97 to 12/27/97); Executive
                          Vice President & General Manager (2/21/94 to 9/8/97).

Marla C. Gottschalk..... Executive Vice President & General Manager Post Cereals
 Kraft Foods, Inc.        (effective 1/30/00); Vice President Advertising Strategy
 One Kraft Court          (2/28/99 to 1/30/00); Vice President Financial Planning
 Glenview, IL 60025       & Analysis (8/1/97 to 2/7/99); Vice President Finance &
                          Systems (11/18/96 to 2/16/97); Vice President Finance,
                          Sales/Customer Service (1/16/95 to 11/17/96).

Mary Kay Haben.......... Executive Vice President & President Kraft Cheese
 Kraft Foods, Inc.        (12/14/98 to present); Executive Vice President Kraft
 One Kraft Court          Foods (11/17/97 to 12/13/98); Executive Vice President &
 Glenview, IL 60025       General Manager--Enhancers (3/5/97 to 11/16/97);
                          President Pizza (7/10/95 to 3/4/97); Vice President
                          Strategy & Development--Enhancers (1/1/95 to 7/9/95).

Bridgett P. Heller...... Executive Vice President & General Manager Coffee
 Kraft Foods, Inc.        (effective 1/31/00); General Manager Gevalia Kaffe
 800 Westchester          (5/19/97 to 1/31/00); Category Business Director
 Avenue Rye Brook, NY     (8/28/95 to 4/14/96); Category Development Manager
 10573                    (12/26/94 to 8/27/95).

                                      Present Principal Occupation or
 Name, Age and Business                Employment; Material Positions
        Address                       Held During the Past Five Years
 ----------------------               -------------------------------
David S. Johnson........ Executive Vice President & President Beverages and
 Kraft Foods, Inc.        Desserts (12/14/98 to present); Vice President Category
 One Kraft Court          Sales Management/Strategy (7/29/96 to 3/4/97); Vice
 Glenview, IL 60025       President Strategy (4/1/96 to 7/28/96); Vice President
                          Marketing/Strategy/Development (4/27/92 to 3/31/96).

M. Carl Johnson, III.... Executive Vice President & President New Meals (11/17/97
 Kraft Foods, Inc.        to present); Executive Vice President & General
 One Kraft Court          Manager--Meals (8/23/93 to 11/16/97).
 Glenview, IL 60025

Kevin D. Ponticelli..... Executive Vice President & General Manager Pizza (1/17/00
 Kraft Foods, Inc.        to present); Vice President Category Sales Management &
 One Kraft Court          Strategy (9/22/98 to 1/16/00); Vice President Marketing
 Glenview, IL 60025       & Strategy (4/1/96 to 9/21/98); Vice President Marketing
                          (4/26/93 to 3/31/96).

Irene B. Rosenfeld...... Executive Vice President & President Kraft Canada
 Kraft Canada Inc.        (8/26/96 to present); Executive Vice President & General
 95 Moatfield Drive       Manager--Desserts and Snacks (11/14/94 to 8/25/96).
 Don Mills, ON M3B 3L6
 Canada

Kevin R. Scott.......... Executive Vice President & General Manager Boca (1/17/00
 Kraft Foods, Inc.        to present); Executive Vice President & General Manager
 One Kraft Court          Pizza (12/14/98 to 1/16/00); Vice President Marketing &
 Glenview, IL 60025       Strategy (1/13/97 to 12/13/98); Director Strategy &
                          Development (3/11/96 to 1/12/97); Director Strategy/GM
                          Jacks (5/9/94 to 3/10/96).

Richard G. Searer....... Executive Vice President & President Oscar Mayer and
 Kraft Foods, Inc.        Pizza (12/14/98 to present); Executive Vice President &
 Three Lakes Drive        President Oscar Mayer (7/29/96 to 12/13/98); Executive
 Northfield, IL 60093     Vice President Catalog Sales Management, Strategy &
                          Customer Service (2/13/95 to 7/18/96); Executive Vice
                          President Catalog Sales Management (1/1/95 to 2/13/95).

Paula A. Sneed.......... Executive Vice President & President E-Commerce (9/6/99
 Kraft Foods, Inc.        to present); Chief Marketing Officer (5/17/99 to
 Three Lakes Drive        9/5/99); Senior Vice President Marketing Services
 Northfield, IL 60093     (1/1/95 to 5/16/99); Executive Vice President & General
                          Manager D&E (11/14/94 to 12/31/94).

2. Directors and Executive Officers of Philip Morris Companies Inc.

   The name, business address, present principal occupation or employment of each of the directors and executive officers of Philip Morris Companies Inc. are set forth below. All directors and executive officers listed below are citizens of the United States. All executive officers listed below have been employed by Philip Morris Companies Inc. in various capacities during the past five years. The business address of each of the individuals listed below is Philip Morris Companies Inc., 120 Park Avenue, New York, NY 10017.

 Name, Age and Business                 Present Principal Occupation
        Address                                or Employment
 ----------------------                 ----------------------------
Geoffrey C. Bible....... Chairman of the Board and Chief Executive Officer;
                          Director--Philip Morris International Inc. (1994 to
                          present); Director of The News Corporation Limited, the
                          New York Stock Exchange, Inc., Lincoln Center for the
                          Performing Arts, Inc., and the International Tennis Hall
                          of Fame; Chairman of the Executive, Finance, Affirmative
                          Action and Diversity, Corporate Contributions and
                          Management Committees.

Elizabeth E. Bailey..... Director--Philip Morris International Inc. (1989 to
                          present); John C. Howar Professor of Public Policy &
                          Management, The Wharton School of the University of
                          Pennsylvania, Philadelphia, PA; Director of the College
                          Retirement Equities Fund, CSX Corporation, Honeywell
                          Inc.; Trustee of The Brookings Institution, the National
                          Bureau of Economic Research and Bancroft NeuroHealth;
                          Member of the Audit, Executive, Nominating and Corporate
                          Governance, and Public Affairs and Social Responsibility
                          Committees.

Harold Brown............ Director--Philip Morris International Inc. (1983 to
                          present); Counselor, Center for Strategic and
                          International Studies, Washington, DC; Partner, Warburg
                          Pincus & Co.; Chairman of the Foreign Policy Institute
                          of the School of Advanced International Studies, the
                          Johns Hopkins University; Director of Cummins Engine
                          Company, Inc., Evergreen Holdings, Inc., and Mattel,
                          Inc.; Chairman of the Nominating and Corporate
                          Governance Committee; Member of the Compensation,
                          Corporate Employee Plans Investment, Finance, and Public
                          Affairs and Social Responsibility Committees.

William H. Donaldson.... Director--Philip Morris International Inc. (1979 to
                          present); Co-founder and Senior Advisor, Donaldson,
                          Lufkin & Jenrette, New York, NY, investment banking
                          firm; Director of Aetna Inc., Bright Horizons Family
                          Solutions Inc., Mail.com Inc., NEC Corporation
                          (International Advisory Board), Council for Excellence
                          in Government, Lincoln Center for the Performing Arts,
                          Inc., Foreign Policy Association; Trustee for the Marine
                          Corps University Foundation, Carnegie Endowment for
                          International Peace, and the New York City Police
                          Foundation; Chairman of the Yale School of Management
                          Advisory Board; Chairman of the Corporate Employee Plans
                          Investment Committee; Member of the Audit, Executive,
                          Finance, and Nominating and Corporate Governance
                          Committees.

Jane Evans.............. Director--Philip Morris International Inc. (1981 to
                          present); President and Chief Executive Officer,
                          SmartTV, Burbank, CA, portable interactivity and
                          electronic commerce; Director of Georgia-Pacific
                          Corporation, Kaufman and Broad Home Corporation, Main
                          St., and Main, and Pets Mart, Inc.; Board of Trustees,
                          Vanderbilt University; Chair of the Committee on Public
                          Affairs and Social Responsibility; Member of the
                          Corporate Employee Plans Investment, Affirmative Action
                          and Diversity and Nominating and Corporate Governance
                          Committees.

 Name, Age and Business                 Present Principal Occupation
        Address                                or Employment
 ----------------------                 ----------------------------
J. Dudley Fishburn...... Director--Philip Morris International Inc. (1999 to
                          present); Director of Household International
                          Corporation and Chairman of its British subsidiary, HFC
                          Bank; Treasurer of Britain's largest charity, the
                          National Trust; Associate Editor of The Economist,
                          United Kingdom; Director of Euclidian plc, Cordiant plc,
                          and a fund, backed by the World Bank, that makes
                          investments in Russia; Chairman of the trustees of the
                          Open University in the United Kingdom; Trustee of the
                          Prison Reform Trust, the Liver Research Trust, and the
                          Notting Hall Housing Association; Member of the Finance
                          and Public Affairs and Social Responsibility Committees.

Robert E. R. Huntley.... Director--Philip Morris International Inc. (1976 to
                          present); Chairman of the Audit Committee; Member of the
                          Compensation, Finance, and Public Affairs and Social
                          Responsibility Committee.

Rupert Murdoch.......... Director--Philip Morris International Inc. (1989 to
                          present); Chairman and Chief Executive of the News
                          Corporation Limited, New York, NY, publishing, motion
                          pictures and television; The News Corporation Limited
                          (the interests of which include Fox Entertainment Group,
                          Inc., Twentieth Century Fox Film Corporation and Fox
                          Broadcasting Company in the United States and The Times
                          and Sunday Times in the United Kingdom); A director of
                          Fox Entertainment Group, Inc. and British Sky
                          Broadcasting Group pic.; Member of the Executive
                          Committee.

John D. Nichols......... Director--Philip Morris International Inc. (1992 to
                          present); Director of Grand Eagle Companies Inc.,
                          Household International Corporation, Rockwell
                          International Corporation, and Junior Achievement of
                          Chicago; Trustee of the Chicago Community Trust, the
                          Lyric Opera of Chicago, the Museum of Science and
                          Industry, and the Chicago Symphony Orchestra; Member of
                          the Board of Overseers for Harvard University; Chairman
                          of the Art Institute of Chicago; Member of the Corporate
                          Employee Plans Investment, Finance, Nominating and
                          Corporate Governance, and Public Affairs and Social
                          Responsibility Committees.

Lucio A. Noto........... Director--Philip Morris International Inc. (1998 to
                          present); Chairman and Chief Executive Officer of Mobil
                          Corporation, Fairfax, VA.; Member of the Audit and
                          Finance Committees.

Richard D. Parsons...... Director--Philip Morris International Inc. (1990 to
                          present); President, Time Warner, Inc., New York, NY,
                          media and entertainment.

John S. Reed............ Director--Philip Morris International Inc. (1975 to
                          present); Chairman and CO-CEO Citigroup Inc., New York,
                          NY; Mr. Reed is a Co-Chairman of Citigroup Inc., which
                          controls Solomon Smith Barney, the investment bank that
                          represented the Company in the auction process leading
                          to this transaction. Citigroup may have certain accounts
                          which contain Shares, however, Mr. Reed disclaims
                          beneficial ownership of such Shares.

 Name, Age and Business                 Present Principal Occupation
        Address                                or Employment
 ----------------------                 ----------------------------
Carlos Slim Helu........ Director--Philip Morris International Inc. (1997 to
                          present); Chairman Emeritus of Grupo Carso, S.A. de
                          C.V.; Chairman of the Board Telefonce de Mexico, S.A. de
                          C.V., Mexico; Member of the Corporate Employment Plans
                          Investment and Finance Committees.

Stephen M. Wolf......... Director--Philip Morris International Inc. (1993 to
                          present); Chairman of US Airways Group, Inc., and US
                          Airways, Inc., Arlington, VA; Member of the Audit,
                          Compensation, Nominating & Corporate Governance and
                          Public Affairs & Social Responsibility Committees.

Billie Jean King........ Director--Philip Morris International Inc. (8/25/99 to
                          present); Board of the Elton John AIDS Foundation and
                          the National Aids Fund; Member of the International
                          Tennis Hall of Fame and the National Women's Hall of
                          Fame; Member of the Public Affairs & Social
                          Responsibility Committee.

Murray H. Bring......... Vice Chairman, External Affairs & General Counsel;
                          Director--Philip Morris International Inc. (1988 to
                          present); Senior Vice President and General Counsel in
                          July 1988, Executive Vice President, External Affairs,
                          and General Counsel in December 1994; A director of the
                          Whitney Museum of American Art, the New York University
                          Law Center Foundation, the William J. Brennan Center for
                          Justice and The New York City Opera; A member of the
                          Committee on Public Affairs and Social Responsibility.

Bruce S. Brown.......... Vice President, Taxes.

Louis C. Camilleri...... Senior Vice President and Chief Financial Officer.

Nancy J. De Lisi........ Vice President Finance and Treasurer.

Roger K. Deromedi....... President and Chief Executive officer of Kraft Foods
                          International, Inc.

Robert A. Eckert........ President and Chief Executive Officer of Kraft Foods,
                          Inc.

Paul W. Hendrys......... President and Chief Executive Officer of Philip Morris
                          International Inc.

G. Penn Holsenbeck...... Vice President, Associate General Counsel and Corporate
                          Secretary.

John D. Bowlin.......... Chairman and Chief Executive Officer of Miller Brewing
                          Company.

Steven C. Parrish....... Senior Vice President, Corporate Affairs.

Timothy A. Sompolski.... Senior Vice President, Human Resources and
                          Administration.

Michael E. Szymanczyk... President and Chief Executive Officer of Philip Morris
                          Incorporated.

Joseph A. Tiesi......... Vice President and Controller.

William H. Webb......... Chief Operating Officer.

Charles R. Wall......... General Counsel and Senior Vice President (effective
                          2/1/00).

   Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                            AMERICAN STOCK TRANSFER
                                & TRUST COMPANY

         By mail:           By Overnight Courier:             By Hand:



      40 Wall Street            40 Wall Street             40 Wall Street
        46th Floor                46th Floor                 46th Floor
    New York, NY 10005        New York, NY 10005         New York, NY 10005
                             Attn: Reorganization
                                  Department

     By Facsimile Transmission for         For Confirmation by Telephone:

       Eligible Institutions and
             Confirmation:                         (212) 936-5100

            (718) 234-5001

   Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at the addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials may be obtained from the Information Agent or the Dealer Manager as set forth below, and will be furnished promptly at Purchaser's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            D. F. King & Co., Inc.

                          77 Water Street, 20th Floor
                              New York, NY 10005
                Banks and Brokers call collect: (212) 269-5550
                   All others call Toll Free: (800) 628-8510

                     The Dealer Manager for the Offer is:

                    Credit Suisse First Boston Corporation
                             Eleven Madison Avenue
                            New York, NY 10010-3629
                        Call Toll Free: (800) 646-4543